Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: February 28, 2022

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RBC Capital Markets

In Conversation with Grove Collaborative, Inc.

February 23, 2022

C O R P O R A T E P A R T I C I P A N T S

Ken Martin, Managing Director, Technology Investment Banking, RBC Capital Markets

Stuart Landesberg, Co-Founder and Chief Executive Officer, Grove Collaborative, Inc.

P R E S E N T A T I O N

Ken Martin

Okay, and I think we're ready to go. I'm Ken Martin. I'm the Managing Director in the Technology Investment Banking at RBC. Very pleased to be joined by Stu Landesberg, CEO of Grove Collaborative. Stu, thanks for joining us.

Stuart Landesberg

Pleasure to be here, Ken. Thanks for having me.

Ken Martin

Great. Why don't we jump into it, Stu. You started Grove with the goal of changing the world. What was the opportunity you identified and what inspired you to actually launch the business?

Stuart Landesberg

Just the modest goal of changing the world. I've always cared. It's embarrassing in retrospect, but also I think a part of the fuel that creates the culture that can really drive differentiated innovation over time, is the belief that you can leave things different than you found them.

I started the company back in 2012, as you said, really because I've always cared deeply about sustainability. The home and personal care categories, which are the categories in which we operate, are ones that have a really terrible track record on environmental impact and mixed track record on their impact on human health. There's always been a fundamental belief that by building a business that spoke directly to consumers, we could drive innovation that would change the space.

Over the last decade, we've built up a community of several million customers online, far and away the largest in our space, and we have built the leading brand in zero plastic in Grove Co. We have really positioned ourselves as the market leader to tackle the plastic waste problem, the plastic crisis that our industry helped create, and therefore our industry has to help fix.

Ken Martin

That's terrific, Stu. We're going to get to some of the initiatives you guys are leading around a plastic-free future and currently plastic neutral. Before we jump to that, let's talk about the industry. As you look about the CPG industry today, what are the biggest challenges that you see? What is holding back more rapid development of, and adoption of sustainable products?

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022

Stuart Landesberg

I believe that the CPG industry responds to incentives just like everyone else. And we are in a really privileged position to have been created from the outset with the goal of not just maximizing profit, but also creating change that could be good for consumers, good for the planet, and of course, good for our shareholders, our stakeholders. We've built business models from the ground up that don't rely on plastic, business models that perhaps change the consumer experience in a way that's not a little bit different from what's out there, it's a lot different. I'll give you an example, and this is not a Zoom background behind me. These are real products.

This is, for example, our all purpose cleaner. This is a one ounce zero plastic concentrate and you get this reusable glass bottle that you can use forever. This is a product design—and just let me see if I can find my iPhone to show you for scale how small this is. This is a product design, a product innovation that allows us to over deliver for consumers and over deliver for the environment, and also make a really strong margin because the supply chain is so efficient.

The biggest players in our space are extraordinary at building brand and building reach. But we've been really lucky because we've had the combination of the ability to reach our consumers through digital - which didn't exist 10 years ago, it was impossible to build a brand through digital 10 years ago - we've had the combination of digital reach and a real mandate to create breakthrough innovation that doesn't need to leverage a bunch of embedded infrastructure in order to work. We could create whole cloth. I do think when trying to disrupt an industry, the ability to create a whole cloth different solution is a material competitive advantage.

Ken Martin

That's great. Let's go a little bit deeper on Grove itself, how you're accomplishing those ambitious objectives that you just laid out. Developing a data-driven approach to launching and scaling your own brand, some of which you just showed us, that's been a major part of your growth story. How do you think about scaling these internal capabilities in the early days of Grove? What challenges did you face in terms of developing your own product portfolio?

Stuart Landesberg

It's been a really interesting journey. In 2015, around 10% of our overall volume was first-party brand. In 2021, it was about 57%. We've come a really long way. The business started 100% third party. It's only been over the last five years that we have really been able to take the data from our community selling third party products and understand how we could push breakthrough innovation that would be well adopted by the consumer, that could drive not just a good sustainability profile but actually good revenue, good margin, good cash flow.

I think the most interesting thing is that as we've continued to get bigger, it has allowed us to reach deeper into the talent pool, deeper into the supply chain and make bigger and bigger changes. Our business today is under $100 million of just zero plastic products. But as we go forward, we'll have the ability to change even harder categories and really create, I think, a different business model across every single place that we touch where that's better for consumer and also removes the plastic from the product.

Ken Martin

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022

Got it. You mentioned a couple of times the commitments, the bold commitments you guys have made at Grove. Currently, you're plastic neutral, you've made this commitment to be 100% plastic-free by 2025. Grove has already achieved carbon neutral shipping office and facility operations through the use of carbon credits and renewable energy and you're committed to net zero emissions across the value chain by 2030. These are very ambitious targets. Can you talk about some of the major initiatives that you've laid out to actually accomplish those and reach those ambitious targets?

Stuart Landesberg

Yes, absolutely. I think it starts with innovation. I think it's much more compelling as a company to innovate your way out of the negative impacts of your supply chain rather than pay your way out of it. Yes, it's important to carbon offset and we run carbon neutral today, that's important to us. We also run plastic neutral so any plastic we do produce—we offset the same amount through ocean bound plastic around the world. But I think that a lot of the good that can be done is in really changing the product.

I'll give an example - our laundry detergent sheets here. These are zero plastic and super efficacious. I can even pull one out like doing an infomercial. You can buy these at Grove.co or through our app. It's a little tiny sheet, sort of like a sheet of paper. You put in your washing machine and it dissolves and super efficacious. But if you'll imagine the carbon footprint of shipping this tiny little box around versus a big jug of liquid laundry, you're able to not just get to a place where you're over delivering for the consumer and bringing real innovation to market, but you're also shrinking your carbon footprint.

I think, for us, the other big piece of it has been how do we drive this innovation in a way that creates a big tent. Because if we build a niche brand it doesn't really matter, right? If I only build products that are meant for hippies who are camping in Yosemite, and much love to the hippies camping in Yosemite, but we're not going to create the impact that we need. One of the things that's important to us is bringing sustainability to the forefront in a big tent way.

When you look at the data that supports this, we actually have higher customer penetration in places like Texas and Utah and Kansas than we do in California. We're successful in San Francisco and Chicago, and also Elmore County, Idaho. Those are in our top ten zip codes. If you look at where we're successful in Target stores, we're not just successful on the coasts, about half of our top 20 Target locations are in metropolitan areas with less than 200 thousand people.

I think what you see is that in a way that's different from a lot of the natural products innovation that's been brought to market before, the innovation that we're creating is really efficacious. And to change formats and to drive lower carbon and, candidly, zero plastic, is just not a polarizing issue at all. The solutions resonates with consumers across the country - across incomes, geographies, political views, you name it, the whole spectrum.

Ken Martin

That's actually a terrific lead into my next question. In terms of the broad-based appeal and frankly the mission of the company having the biggest reach possible, some might assume that Grove is only addressing a very narrow customer base, let's call them primarily wealthy urban consumers. How do you define the core customer base of Grove? What has surprised you most about how the business scaled?

Stuart Landesberg

It's a great question. I think one of the first really interesting nuggets that we had which informed how big we wanted to make the company was that we weren't succeeding just in the traditional high education, high income enclaves that we expected. We actually saw our earliest traction among a—this is back in

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022

2013—but really organically in the middle of the country among a bunch of mom bloggers who were talking to each other about the product. Sustainability mattered absolutely, but it was more about what it said about each of them.

When we look now at our core consumer base, we think of it as people who are paying attention or who know they should be. This isn't necessarily only people who believe in climate change. It's not necessarily only people who are super well educated. Unlike climate change, which is a very important and concrete issue, but one that's largely invisible most days, plastic waste is incredibly visible and tangible to everyone. Eighty four percent of the U.S. wants us to take action on single use plastic. It's hard to get 84% of the U.S. to agree on anything, much less a sustainability issue.

As we built our brand, we build it around the pillars of sustainability, consumer centricity and efficacy. All three of those are something that really hits across the value chain. When we ask our consumers, where did you shop this category before Grove? They answer – Walmart, Target, Sam's Club, Costco, Kroger. Top five. We ask what was the number one brand you were buying before you switched to Grove? Tide. This is the average American consumer. We're not able to reach price points yet where we can serve the low income consumers, but we're very successful with middle of the bell curve $60,000 to $100,000, 1.5 to 2 income households across the country and across the political spectrum.

Ken Martin

Yes, that's amazing, and really speaks to the mission of the company reaching the broadest base possible to really have the impact you want to have. Let's talk about the products themselves. You initially focused on, let's call it broadly household cleaning products. Since that time, you've actually brought into portfolio a range of different consumer products. Can you talk to us about what you see as the total market opportunity Grove is trying to address and how did you initially determine household cleaning products were the right launch pad for Grove?

Stuart Landesberg

Our vision is that consumer products will be a positive force for human and environmental health. Not just less bad, but actually more good. When you think about how that plays out in practice, it goes beyond any one category, but we had to pick one to start with. We picked home care for a number of reasons. But perhaps the most obvious is, home care is a category where there's relatively little fragmentation and where almost everyone—I should say, almost every home in the world – almost everyone is bringing home products that are basically 90-plus percent water with a little bit of actives wrapped in single use plastic. Home and personal care is a trillion dollar category that almost is 100% wrapped in single use plastic, which creates a massive opportunity as the leading brand on that transition. Because if a trillion dollars globally is in single use plastics today, I believe with conviction that 20 years from now that's a trillion dollars that has to change and has to be a new product.

We've looked at our opportunity set as being beyond just home care, which is where we started and is still a big part of our business because of the ubiquity, and because of the obviousness of a product like glass cleaners that's probably 97% water. I'll tell you, even our 1 ounce concentrate is mostly water. Because of the ubiquity and the obviousness of the challenges of single use plastic, that was a great place to start. But I think we have seen success in personal care. We just launched the Zero Waste Pet line. A grooming line has been well received called Good Fur.

We think the opportunity here is far beyond just the categories that we play in today and that the long-term vision of the company is one that can absolutely scale through the long arc of time to be really successful because of the inevitability of category transition and the importance of real breakthrough innovation. Not higher percentage of recycled content, not 20% more compaction, but really breakthrough

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022 business models. We think we're well positioned to succeed across categories over the next 5, 10, 20 years.

Ken Martin

That's terrific. So far we've talked about customer focus, we've talked about product and development as well. Let's shift to go-to-market strategy. Right now, many would think about Grove as a digitally native online brand. But you also have a large and growing distribution footprint through retail. You mentioned Target earlier in the conversation. How do you think about the go-to-market strategy for Grove and specifically what excites you about the physical retail opportunity?

Stuart Landesberg

Grove was born online. We have the largest community and customer base in direct-to-consumer in our category by an order of magnitude. But, if we are to fulfill our mission, we have to go to where the consumer is. In the home care category, over 95% of transactions happen in traditional retail versus direct-to-consumer channels like Grove. In home and personal care that number's closer to 90% overall. The vast majority of consumers are still shopping this category away from direct-to-consumer vertical platforms like Grove. So in order to have the impact that we want, we have to show up where the consumer is, and as a result, we built a strategy for Grove to not just be a single channel direct-to-consumer brand, but to win at retail as well. We launched in Target in 2021, in late April, early May, outperformed our projections there and are slated to more than double our door count in 2022 - we are already in all the Targets so we’ll add new chains - and materially increase the number of SKUs that are in distribution for Grove 2022 over 2021.

Our first year in retail has been a huge success for us. I think even more important than the top line are some of the things that it really showed us about product quality. Because it's important to talk about sustainability impact, but really this is all about the customer. What does he or she or they want when they buy the product? Relative to our peers - I'll use the cleaning category for example. We have a retake rate that's almost double the industry average. We have a share of basket, again, materially higher than everyone else in our category. This is not better than just the natural brands, this is not better than just new launches, this is relative to everyone and this is through third party data, Numerator data. We have the highest number of units per trip of any brand in the category. Again, almost double the number two.

We've built a business model that isn't just about how do you sell a product to a consumer at price, but how do you connect with the consumer at a brand level and at a mission level and get him or her or them to buy in to what we're doing in such a way that we don't create a one-time customer, but we create a lifetime relationship.

Ken Martin

Actually, sticking with the go-to-market theme, that was a perfect lead in for my next question, which is, educating consumers, creating a sustainability minded community, that's always been a priority for Grove. Can you share a little bit about how you went about building that competency? What role do third parties have in terms of expanding your reach and ultimately how does this translate into business performance? You talked a little bit about retention just in the last answer.

Stuart Landesberg

Yes, I think there's two pieces here. The first is about how do you build an authentic community. The second is about how do we work with the other players in our community on the supply side to make sure

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022 that we're engaging in one-plus-one-equals-three partnerships. I'll answer the first question first because I do think it informs the second.

One of my core beliefs is that an authentic commitment to the mission is a durable competitive advantage. I think when you look at the things that separate Grove from everyone else in the space, all the big companies and the small companies, it's not just our scale and our capabilities or the size of our database, it's also that we have a uniquely qualified and mission-driven set of employees. When you think about building community, I think that community has to start first with the team. I think we are lucky to have a really strong internal team that buys in.

Now when I think about working with the other brands in the space, we've been able to achieve, in part because we're able to stand on the shoulders of the folks before us, and so when we work with third party brands and we maintain great relationships with a lot of the brands in the space, we look for opportunities where we can partner to drive adoption of our shared goals, which is really getting the consumer to make a choice for products that are more sustainable and better for human health.

I think there's a lot of opportunities where we can partner with those folks, especially on the digital side, such that we can bring to the consumer in our online platform a broader assortment than we're able to offer just from our own brands, which, of course, drives higher retention, higher basket value, higher lifetime value and a lot of financial metrics that really do make the business sort of tick from a profitability standpoint.

Ken Martin

Terrific. On the line with us today and as part of the RBC ESG Conference, we've got a pretty diverse audience. We've got ESG focused investors, we've got executives that are probably wrestling with many of these issues. I want to shift now towards some of the ESG focused concepts that might be relevant. In addition to being a certified B Corp in 2021, Grove also became a public benefit corporation. Could you just walk us through how do these two labels work together, if at all? Can you explain what goes into this certification process and some of the benefits that you see from those official labels, let's call them?

Stuart Landesberg

Yes, absolutely. I think it's important to walk the walk on issues of ESG and sustainability because I do view there is an incredible amount of, I'll use the word malarkey, in the market around sustainability. There's a lot of green washing and window dressing to make it seem like a company has an authentic commitment. From the beginning we've been what's called a certified B Corp, which means that we stand ourselves up to be evaluated based on a rigorous set of standards and make sure that everything from how we treat our employees to how we score in diversity benchmarks to the impact we have on our community and environment are all in the top tier. That's not just about do we offset our carbon, it's also about what are our maternity and paternity leave policies and how much do we pay our fulfillment center workers and do we pay a living wage. What's the distribution of equity. What's my salary relative to our average workers. All of those things matter.

That's what it means to be a certified B Corp. But before we went public, we wanted to make really clear to all stakeholders is a way of preserving the special magic that comes from a group of people on a mission together, that we created a standard that allowed us to explicitly serve the interests of our shareholders, but also the community, our employees and the environment. Because I believe over the long term—Jeff Bezos was saying that the best interest of customers and shareholders are fundamentally aligned over the long term. I believe that, but I think today we need to add the environment also. Over the long term, the best interest of shareholders, customers and the environment are fundamentally aligned.

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022

Being a PBC allows us to both play to win when it comes to shareholder value creation, and to be a real leader when it comes to ESG in our particular category and be a lighthouse company and a lighthouse brand, which is value accretive to all parties. The PBC designation is one that we are really proud of and I think is something will help us preserve the durability of spirit of innovation and our ability to attract the best talent in the industry over the long term.

Ken Martin

Let's stick with that same theme and would love to ask you what advice you have to other CEOs that are either reorienting their businesses towards sustainability goals or similar types of issues they're wrestling with? What type of skill gaps and organizational misalignments do you see as most critical to address? How should they think about mapping those goals to near-term product development?

Stuart Landesberg

It's a great question. I would say two things. The first is, it's been my experience that anytime I try to go halfway it was not worth it. It's always worth it to be bold, because I think the inevitability - and this is not a good thing - is that our environmental crises are only ramping up. What felt like a big commitment two years ago, today doesn't feel like big enough. I think we have a moral obligation as business leaders and I believe that businesses are the best mechanism—the best chance that our planet has to stay habitable for all of our children and our children's children.

I think we have both a moral obligation and a real fiduciary and business obligation to act boldly on these issues. It's been my experience that there's never been downside to acting too boldly on climate or environmental issues, because bold action really will get rewarded over the coming years as drought gets worse, wildfires get worse, climate emergencies get worse. Because I don't think anybody believes that the climate emergencies are going to stop. Being ahead of the curve is something that's paid dividends for us and I think will pay dividends for others.

The second thing I would say is that these are business strategies. I talk a little bit like a bleeding heart, but we're an organization that plays to win when it comes to shareholder value creation, market share growth and ultimately all of the things that create equity value for our shareholders. I think it's really easy with a 5- and 10-year view in particular to understand the direction of travel of the consumer and also candidly business customers who are putting sustainability more front of mind than ever. Because we have to, right? You can ignore climate change no longer. You can ignore the plastic in our water no longer.

I think being a leader on these issues is really building insurance or building a foundation or building a competitive advantage for five years from now when it's clear that all of these things will matter a lot more in the market even than they do today.

Ken Martin

Yes, that's great. With the last question, I'd like to make this a two-part question, if I could. The first part is, just tell us about Grove, the company, just where are you based, just roughly how many employees do you have today? Then the second part of it is, as you dreamed about launching Grove a decade ago, what's similar and what's different now than you had initially imagined?

Stuart Landesberg

It's a fun question. Grove is based in San Francisco. We've got—we're distributed these days, as most companies are, and we can do a whole 'nother session on return to office. But plan to support distributed

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022 work for the duration. We're about a thousand employees, including three fulfillment centers that we operate with our own people in them, really an amazing team. Our business, as you mentioned, is mostly direct-to-consumer but growing very, very quickly in retail as well. We really do look at ourselves over the long term as having pole position especially in zero plastic in our categories, which we think is the wedge that can create not just growth but 10x plus growth over the next decade or so relative to what I thought when I started.

I started this company knowing nothing about consumer internet, nothing about VC, and I dreamed that some day it could be worth $100 million, and here we are doing nearly $400 million or so in sales. But I think the thing that surprised me most - two things. Number one is no matter how big we get, people are the most important thing. People are always the most important thing driving our success, number one.

Number two, I have been amazed at how big the TAM is. I think it's a continuous truism. It's just something that one of my mentors said to me is that, "For great brands and great companies, TAM is almost always a false ceiling." I think that's been really powerful for us to experience as the business has gone from about $6 million in 2016 to where we are today so quickly. It's been really powerful to me, both as someone who believes in sustainability and the importance of adoption here, and as somebody who's trying to build a business that can be large and powerful over the long run to see our ability to push through TAM ceilings.

Ken Martin

That's great. Well, we're just at time. Stu, congrats on the success, congrats to your team as well. Grove is already a large business with an even bigger ambition ahead of you. Thank you so much for joining us.

Stuart Landesberg

A pleasure, Ken. Thanks to you and the RBC team.

Ken Martin

Thanks, Stu.

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGAC II”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022 documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the proposed business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, which VGAC II filed with the SEC on January 18, 2022. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement / prospectus of VGAC II for the proposed business combination.

Caution Concerning Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should

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RBC Capital Markets – In Conversation with Grove Collaborative, Inc., February 23, 2022 any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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